May 14, 2009

Mr. Lyn Shenk
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 90549-3561

RE:          Point.360
Form 10-K:  For the Year Ended June 30, 2008
File Number:  001-33468

Dear Mr. Shenk:

The following is provided in response to your May 6, 2009 letter to me.  In your letter, you reissued comment No. 14 from your letter to me dated March 10, 2009, and you requested Point.360 to file an amended Form 10-K containing a report of management on the effectiveness, as of June 30, 2008, of Point.360’s internal control over financial reporting.

For the following reasons, we repeat the request in our letter to you dated April 10, 2009 that you withdraw comment No. 14.

As a newly public company, Point.360 is currently in the process of designing, establishing and evaluating the company’s internal control over financial reporting.  Point.360’s Form 10-K for the fiscal year ending June 30, 2009 will include (1) management’s report on the effectiveness of the company’s internal control over financial reporting as of June 30, 2009 and (2) officers’ certifications that include the paragraph regarding internal control over financial reporting that is specified in Item 601(b)(31) of Regulation S-K.

As described in our April 10 letter, Point.360 concluded in good faith that it was not required to include in its Form 10-K for the fiscal year ended June 30, 2008 either a management’s report on the effectiveness of the company’s internal control over financial reporting or officers’ certifications that included the internal control over financial reporting paragraph referenced above.

As of June 30, 2008, Point.360 had not completed its design and establishment of internal control over financial reporting.  If the staff of the Commission requires us to file an amended Form 10-K for that year, we will be unable to provide a management’s report on internal control over financial reporting that is of value to shareholders or other persons who may review our filings with the Commission.  It will be extremely difficult for us to reconstruct our records as of June 30, 2008 and to provide a meaningful assessment of our internal control over financial reporting as of that date.

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Our 2009 fiscal year will conclude in approximately 45 days, and we will file a Form 10-K for that fiscal year by September 30, 2009.  Given that the Form 10-K report will contain detailed information about our internal control over financial reporting as of June 30, 2009, we do not believe that any valuable public disclosure objective will be accomplished by requiring Point.360 to commence an assessment of its internal control over financial reporting as of one year ago and to file an amended Form 10-K with information about a system of internal control over financial reporting that was not fully implemented as of that date.

We are aware of the Commission’s statement in Note 82 of Release No. 33-8760 that “a newly public company . . . that has filed a transition report on Form 10-K . . . under Exchange Act Rule 13a-10 . . . will have filed an annual report” and must comply with the internal control over financial reporting requirements in the Form 10-K for its next fiscal year.

Note 82 applies to a company that files a transition report on Form 10-K “under Exchange Act Rule 13a-10.”  We believe the quoted phrase means that the transition report must be filed pursuant to an express requirement of Rule 13a-10 in order for the transition report to trigger early compliance with the internal control over financial reporting requirements.  As stated in our April 10 letter, we do not believe that Point.360 filed its Form 10-K/T for the six months ended June 30, 2007 “under Exchange Act Rule 13a-10” since that rule did not require the filing of a Form 10-K/T transition report.  Accordingly, we do not believe that our filing of a Form 10-K/T on a voluntary basis constitutes a filing made “under Exchange Act Rule 13a-10,” and we do not believe that our Form 10-K/T is subject to the coverage of the SEC’s Note 82 in Release No. 33-8760.

Rule 13a-10(f) requires a “successor issuer” with a different fiscal year from that of its predecessor to file a transition report containing information about the predecessor for the transition period from the close of the fiscal year covered by the predecessor’s last annual report to the date of the succession.  In our case, the Point.360 acquired only part of the business of the public reporting company of which it was a part (“Old 360”) and did not become a public reporting company by succeeding to Old 360’s reporting status.  Therefore, our Form 10-K/T was not filed under Rule 13a-10(f).

In your May 6 letter, you state that a transition report was required under Rule 13a-10(a) because, under Rule 1-02(k) of Regulation S-X, Point.360 was deemed to have changed its fiscal year from December 31 to June 30.   Rule 1-02(k) states that “the term fiscal year means the annual accounting period or, if no closing date has been adopted, the calendar year ending on December 31.”

It is true that the registration statement on Form S-1 of Point.360 included financial statements of Point.360 for the three years ended December 31, 2006.  However, December 31 was selected as the date for presenting those financial statements only because Point.360 was, at the time of the Form S-1, a wholly owned subsidiary (with no assets, liabilities or business operations) of Old 360, which had a December 31 fiscal year.  The preparation of historical financial statements for Point.360 with a June 30 fiscal year would have been extremely difficult and impractical since the assets and liabilities it subsequently would acquire in the spin-off were held by Old 360.  We believe that it is not reasonable to conclude that Point.360 changed from a December 31 fiscal year to a June 30 fiscal year merely because it presented financial statements in the Form S-1 based upon Old 360’s December 31 financial statements.

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We acknowledge that Point.360 is responsible for the adequacy and accuracy of disclosures in our filings, that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Point.360 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions regarding this communication, please call the undersigned at (818) 565-1444.

Sincerely, Alan R. Steel Executive VP, Finance and Administration Chief Financial Officer

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